O’Melveny & Myers LLP	T: +1 415 984 8700	File Number:
Two Embarcadero Center	F: +1 415 984 8701	0660190-00006
28th Floor	omm.com
San Francisco, CA 94111-3823

May 30, 2019

Confidential

Mr. Charles Eastman
Mr. Terry French
Joshua Shainess, Esq.
Celeste M. Murphy, Esq.
Division of Corporation Finance
Office of Telecommunications
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Eastman, Ms. French, Mr. Shainess and Ms. Murphy:

Aesthetic Medical International Holdings Group Limited (CIK No. 0001757143)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 7, 2018

On behalf of our client, Aesthetic Medical International Holdings Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 6, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 7, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Draft Registration Statement on Form F-1 Submitted on December 7, 2018

Prospectus Summary
Challenges, page 3

1.              Affirmatively address your reliance on contractual arrangements to exercise control over your PRC operating subsidiaries and receive economic benefits from certain portions of equity interests in those subsidiaries, and disclose that such contractual arrangements may not be as effective as direct ownership in controlling your subsidiaries. Prominently disclose your subsidiaries that are subject to these contractual arrangements. Disclose the percentage of revenues in your consolidated financial statements that will be derived from those subsidiaries.

The Company has revised its disclosure on pages 7, 31, and 66 in response to the Staff’s comment.

Our History and Corporate Structure, page 4

2.              Briefly discuss the reasons the Company entered into a series of contractual arrangements (what you refer to as the Target Equity Interests) with certain of your directors, officers, and subsidiaries.

The Company has revised its disclosure on page 7 in response to the Staff’s comment.

3.              Revise the diagram on pages 6 and 62 such that each entity is legible. Further, revise the diagram to convey the series of Contractual Arrangements entered into with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting with respect to the Target Equity Interests. Similarly, expand upon the disclosure in footnote 2 by providing narrative disclosure regarding the Target Equity Interests held by Dr. Pengwu. Clarify whether the percentages of equity interests held by Dr. Pengwu set forth in footnote 2 constitute all of Dr. Pengwu’s holdings in those entities or just those holdings resulting from the contractual arrangements.

The Company has revised its disclosure on pages 6 and 65 in response to the Staff’s comment.

4.              Indicate the anticipated ownership percentages in the registrant by public shareholders and material beneficial holders following this offering.

The Company has revised its disclosure on pages 6 and 65 in response to the Staff’s comment.

Risk Factors
We depend significantly on the strength of our brand..., page 13

5.              You disclose that several of your treatment centers have been subject to administrative warnings and penalties due to incidents of non-compliance. Disclose whether any such incidents have resulted in or are likely to result in the failure to obtain or renew any licenses, permits, or approvals for your operations.

The Company has revised its disclosure on page 15 in response to the Staff’s comment.

Risks relating to our business and our industry
Our business is subject to professional and other liabilities for which we may not be insured, page 25

6.              You state that you may face liabilities that exceed your available insurance coverage or arise from claims outside the scope of your insurance coverage. To provide context, please further expand your risk factor to identify the types of treatments or services you provide for which you and your medical staff may not be covered. Address the significance of these treatments as a percentage of your revenue generating activities.

The Company has revised its disclosure on page 26 in response to the Staff’s comment.

Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control..., page 30

7.              Disclose the nature of the potential conflicts of interest. Also address whether any failure to control the Target Equity Interests may result in your inability to derive economic benefits from your subsidiaries.

The Company has revised its disclosure on page 31 in response to the Staff’s comment.

Risks relating to the ADSs and this offering, page 41

8.              Please include risk factor disclosure addressing the risks to holders of your ADSs resulting from the requirement under the deposit agreement that holders waive the right to a jury trial of any claim they may have against you or the depositary arising out of or relating to your shares, the ADSs or the deposit agreement, including claims under the U.S. federal securities laws. Similarly, include disclosure of whether holders’ claims are subject to an exclusive forum requirement. Such disclosure should clarify whether, and if so how, these provisions affect the rights of your ADS holders to pursue claims under U.S. federal securities laws.

The Company has revised its disclosure on pages 51 and 52 in response to the Staff’s comment.

9.              We note that Dr. Zhou Pengwu and Ms. Ding Wenting together own 71.6% of outstanding ordinary shares prior to this offering. If true, address in a standalone risk factor the possibility that the concentration of voting power may result in the Company being considered a controlled company under applicable exchange listing rules and disclose the extent of the control over the Company that Dr. Pengwu and Ms. Wenting will exercise following this offering. Clarify that minority shareholders will have little ability to influence the direction of the Company as a result of this voting control. Finally, address the familial relationships among members of your board of directors.

The Company has revised its disclosure on page 43 in response to the Staff’s comment.

Use of Proceeds, page 52

10.       We note that the total amount of funding provided to your wholly foreign-owned operating subsidiaries through loans is subject to statutory limits under PRC laws and regulations. In light of these statutory limits, please quantify the current amount of loans you may make to your PRC subsidiaries under PRC law. Alternatively, disclose that all of the net offering proceeds currently would be available for use in PRC operations via loans to your PRC subsidiary.

The Company has revised its disclosure on pages 55 and 56 in response to the Staff’s comment.

11.       You disclose plans to use the net proceeds of this offering to finance the strategic expansion of your aesthetic medical treatment center network. To the extent known, please disclose the anticipated percentages that will be used for facility upgrades at existing treatment centers, the establishment of new treatment centers, acquisitions, and for general corporate purposes.

The Company has revised its disclosure on page 55 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year ended December 31, 2017 compared to year ended December 31, 2016, page 75

12.       With respect to your revenue increases from non-surgical aesthetic medical services and from surgical aesthetic medical services, expand your disclosure to clarify whether any specific procedures or treatments accounted for a significant portion of such increases as compared to the prior period.

The Company has revised its disclosure on page 79 in response to the Staff’s comment.

Business
General healthcare and other aesthetic services, page 98

13.       Provide an explanation of the types of treatments and services you offer that you classify as aesthetic traditional Chinese medicine and describe how these treatments or practices may differ from those of western medicine.

The Company has revised its disclosure on page 101 in response to the Staff’s comment.

Regulations related to foreign investment in the PRC, page 132

14.       Please clarify whether any of the Company’s or its subsidiaries’ operations fall within a restricted business category under the PRC’s Foreign Investment Industries Guidance Catalog. Similarly, to the extent material, discuss the possibility that any of the Company’s potential treatments or services may fall within the restricted category in the future.

The Company has revised its disclosure on page 136 in response to the Staff’s comment.

Consolidated Financial Statements
1 General Information, page F-8

15.       Please disclose in the notes to the financial statements the significant terms of the contractual arrangements disclosed at page 63 which are entered into with shareholders of entities operated as joint ventures. Also disclose the reasons for entering into these arrangements and the impact on the financial statement presentation.

The Company has revised its disclosure on page F-72 in response to the Staff’s comment.

Summary of significant accounting policies
Provisions, page F-20

16.       We note your disclosure of several lawsuits related to the services provided. Please disclose the amount you have recorded as a contingent liability, if material.

The Company respectfully advises the Staff that as of December 31, 2017, provision of RMB1.0 million was recorded in relation to lawsuits, and the Company believes that the amount is immaterial. There is no material undisclosed contingent liability.

Revenue recognition, page F-21

17.       Please disclose your policy for determining when to issue refunds to customers who are not satisfied with the results of their procedures. We note your disclosure on page 107, that you experienced a 77.0% increase in amounts refunded in 2017. Also disclose any recorded allowances, if material.

The Company respectfully advises the Staff that it does not have any contractual obligation to issue refunds to its customers who are not satisfied with the results of their procedures. However, from time to time, discretionary refunds may be made to certain customers, as reviewed and approved by the hospital-in-charges on case by case and discretionary basis to maintain the customer relationship. In 2016 and 2017, the total amounts of refunds were immaterial and only accounted for 0.4% and 0.5% of the revenue of the Group. The Company did not record any allowance in relation to refunds as of December 31, 2016 and 2017.

18.       We note your disclosure that you continue to innovate your medical services techniques to, in part, achieve shorter recovery times. Please tell us to what extent the recovery time is considered in the timing of revenue recognition for services performed.

The Company respectfully advises the Staff that its performance obligations are fulfilled when the relevant aesthetic medical procedures are performed. The recovery time is not a performance obligation and thus, not considered in the timing of revenue recognition for services performed.

General

19.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it has not used, and is not aware of any other party’s use, of written communications presented in reliance on Section 5(d) of the Securities Act to date in connection with its proposed initial public offering. The Company will supplementally provide the Staff with copies of any such written communications that it uses in connection with its proposed initial public offering.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86 10 6563 4261 or via e-mail at kgeng@omm.com, Adam Ajlouni, by telephone at (415) 984-8926 or via email at aajlouni@omm.com, or Ricky Shin, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at  +852 2289 1356  or via email at ricky.w.shin@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng

Enclosures

cc:  Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company
Mr. Guanhua Wu, Chief Financial Officer of the Company
Adam Ajlouni, Esq., Counsel, O’Melveny & Myers LLP
Mr. Ricky Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP